FORM U-3A-2


File No. 69-340

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

Statement by Holding Company Claiming Exemption
Under Rule U-2 from Provisions of the Public Utility
Holding Company Act of 1935

To be filed annually prior to March 1

NIPSCO Industries, Inc.
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule U-2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest. Information below is as of December 31, 1996.


                            State of                        Nature of
  Name of Company         Organization      Location        Business
======================   =============  ================= ==============

NIPSCO Industries, Inc.     Indiana      Hammond, Indiana  Holding
                                                           company

Crossroads Pipeline         Indiana      Hammond, Indiana  Interstate
 Company                                                   gas
                                                           transmission

NIPSCO Industries           Indiana      Merrillville,     Management
 Management Services                     Indiana           services
 Company

Hamilton Harbour            Indiana      Hammond, Indiana  Captive
 Insurance Services,                                       insurance
 Ltd.                                                      program

Kokomo Gas and Fuel         Indiana      Kokomo, Indiana   Gas utility
 Company

NIPSCO Capital Markets,     Indiana      Hammond, Indiana  Funding agent
 Inc.                                                      for all
                                                           non-utility
                                                           ventures

NI Telecomm, Inc.           Indiana      Merrillville,     Telecommunications                                            Indiana

Primary Energy, Inc.        Indiana      Hammond, Indiana  Arranges
                                                           energy-
                                                           related
                                                           projects

Lakeside Energy             Indiana      Merrillville,     Electric
 Corporation (13)                        Indiana           generation
                                                           project

Harbor Coal Company (13)    Indiana      Hammond, Indiana  Coal
                                                           pulverization
                                                           joint
                                                           venture

North Lake Energy           Indiana      Merrillville,     Electric
  Corporation (13)                       Indiana           generation
                                                           project

Portside Energy             Indiana      Merrillville,     Power
  Corporation (13)                       Indiana           generation

Cokenergy, Inc. (13)        Indiana      Merrillville,     Power
                                         Indiana           generation

Northern Indiana Public     Indiana      Hammond, Indiana  Electric and
 Service Company                                           gas utility

NIPSCO Exploration Company, Indiana      Hammond, Indiana  Gas
 Inc. (9)                                                  exploration
                                                           investment
                                                           in off-shore
                                                           Gulf of
                                                           Mexico oil
                                                           and gas
                                                           leases

Shore Line Shops,           Indiana      Hammond, Indiana  Real estate
 Incorporated (9)                                          purchase and
                                                           sale of
                                                           transferred
                                                           employees
                                                           residences

NIPSCO Development          Indiana      Hammond, Indiana  Investments
 Company, Inc.                                             including
                                                           real estate

Analytic Systems            Indiana      Hobart, Indiana   Fluid
  Laboratories, Inc. (1)                                   filtration
                                                           systems

FuelMaker Corporation (10)  Canada       Toronto, Canada   Vehicle
                                                           fueling

G. R. Clark Corporation     Indiana      Hobart, Indiana   Design of
 (2)                                                       pollution
                                                           control
                                                           systems

Green Fuels, Inc. (2)       Indiana      Merrillville,     Alternative
                                         Indiana           fuels

International Polymer       Indiana      Merrillville,     Bonding
  Corp.  (2)                             Indiana           technology

JOF Transportation          Indiana      Hammond, Indiana  Rail freight
 Company  (2)                                              joint-venture

KOGAF Enterprises, Inc.     Indiana      Kokomo, Indiana   Real estate
 (2)                                                       investments

Lake Erie Land Company      Indiana      Hammond, Indiana  Development
 (2)                                                       of commercial
                                                           and residen-
                                                           tial real
                                                           estate

SCC Services, Inc. (3)      Indiana      Hammond, Indiana  Operation of
                                                           golf course

N Squared Aviation,         Delaware     Griffith,         Aircraft
  L.L.C. (11)                            Indiana           leasing

NDC Douglas Properties,     Indiana      Hammond, Indiana  Affordable
 Inc. (2)                                                  housing
                                                           projects

NIPSCO International        Indiana      Hammond, Indiana  Investing in
 Power Systems Company (2)                                 overseas
                                                           power
                                                           generation

NIPSCO Security Services,   Indiana      Hammond, Indiana  Security
 Inc. (2)                                                  services

Process and Control         Indiana      Hobart, Indiana   Design of
 Technology Corporation                                    pollution
 (2)                                                       control
                                                           systems

RIC, Inc. (2)               Indiana      Hammond, Indiana  Real estate
                                                           investing and
                                                           management

Cardinal Property           Indiana      Hammond, Indiana  Building and
 Management, Inc. (4)                                      property
                                                           management

Riverside Caloric Company   Indiana      Hammond, Indiana  Tire-derived
 (2)                                                       fuel
                                                           processing
                                                           facilities

NIPSCO Energy Services,     Indiana      Hammond, Indiana  Supervises
 Inc.                                                      energy-
                                                           related
                                                           diversified
                                                           projects

Inventory Management and    Texas        Houston, Texas    Energy risk
  Distribution Company,                                    management
  L.L.C. (12)                                              and gas
                                                           storage
                                                           optimization

NESI Energy Marketing,      Indiana      Merrillville,     Marketing
  L.L.C. (7)                             Indiana           natural gas
                                                           energy and
                                                           energy
                                                           services

NIPSCO Energy Trading       Indiana      Hammond, Indiana  Gas and other
 Corp. (5)                                                 energy
                                                           brokering
                                                           businesses

Parkway Engineering and     Indiana      Merrillville,     Distributors of
  Distribution Company (5)               Indiana           commercial
                                                           lighting

NIPSCO Fuel Company,        Indiana      Hammond, Indiana  Investments
 Inc. (5)                                                  in gas and
                                                           oil ventures

NFCO Acquisition Company    Texas        Dallas, Texas     Investment in
 (5)                                                       gas and oil
                                                           properties

NI-TEX, Inc. (5)            Indiana      Hammond, Indiana  Gas supply
                                                           and trans-
                                                           portation

NESI Power Marketing,       Indiana      Merrillville,     Electric
  Inc. (5)                               Indiana           power
                                                           marketing

Triumph Natural Gas         Delaware     Dallas, Texas     Gas supply
  Inc.(7)                                                  and brokering

NIPSCO Energy Services      Canada       Calgary, Alberta  Holds NIPSCO
  Canada Ltd. (5)                                          Energy Services
                                                           investments and
                                                           companies

Southlake Energy, Inc.      Canada       Calgary, Alberta  Development
  (6)                                                      and invest-
                                                           ment gas and
                                                           oil properties
                                                           in western
                                                           Canada

Northern Indiana Fuel and   Indiana      Auburn, Indiana   Gas utility
 Light Company, Inc.

Northern Indiana Trading    Indiana      Auburn, Indiana   Gas brokering
 Company (8)

Speedway Acquisition        Indiana      Merrillville,     Holding Company
 Corp.                                   Indiana

     (1)   Majority-owned subsidiary of NIPSCO Development Company, Inc.

     (2)   Wholly-owned subsidiary of NIPSCO Development Company, Inc.

     (3)   Wholly-owned subsidiary of Lake Erie Land Company.

     (4)   Wholly-owned subsidiary of RIC, Inc.

     (5)   Wholly-owned subsidiary of NIPSCO Energy Services, Inc.

     (6)   Wholly-owned subsidiary of NIPSCO Energy Services Canada Ltd.

     (7)   Majority-owned subsidiary of NIPSCO Energy Services, Inc.

     (8)   Wholly-owned subsidiary of Northern Indiana Fuel and Light
           Company, Inc.

     (9)   Wholly-owned subsidiary of Northern Indiana Public Service
           Company.

     (10)  50% owned subsidiary of NIPSCO Energy Services Canada Ltd.

     (11)  Minority-owned investment of NIPSCO Development Company, Inc.

     (12)  Minority-owned interest of NIPSCO Energy Services, Inc.

     (13)  Wholly-owned subsidiary of Primary Energy, Inc.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The claimant, NIPSCO Industries, Inc. (Industries), owns no physical properties. All the physical properties of Northern Indiana Public Service Company (Northern Indiana), Kokomo Gas and Fuel Company (Kokomo
Gas) and Northern Indiana Fuel and Light Company, Inc. (NIFL) are located in the State of Indiana. Crossroads Pipeline Company (Crossroads) owns a 202-mile natural gas interstate pipeline running from northwest Indiana to Cygnet, Ohio.

The only significant real properties owned by other subsidiaries of Industries are: the Southlake Complex, a 325,000 square foot office building in Merrillville, Indiana, leased to Northern Indiana and owned by NIPSCO Development Company, Inc. (Development); a 36-mile intrastate natural gas pipeline, located in southern Texas and half-owned by NI-TEX, Inc.; a golf course and surrounding residential development in Chesterton, Indiana, owned by Lake Erie Land Company; commercial real estate joint ventures, half-owned by KOGAF Enterprises, located in Kokomo, Indiana; and interests in oil and gas producing properties in United States and Canada owned by NIPSCO Fuel Company, Inc.

ELECTRIC. Northern Indiana owns and operates four electric generating stations using fossil fuels with net capability of 3,179,000 kilowatts
(kw), two hydroelectric generating plants with rated net capabilities of 10,000 kw, four gas fired combustion turbine generating units with net capabilities of 203,000 kw, for a total system capacity of 3,392,000 kw. All of Northern Indiana's generating units are located in Northwest Indiana.

Northern Indiana has 292 substations with an aggregate transformer capacity of 22,877,400 KVA. Its transmission system with voltages from 34,500 to 345,000 consists of approximately 3,052 circuit miles of line. The electric distribution system extends into 21 counties and consists of approximately 7,692 circuit miles of overhead and approximately 1,338 cable miles of underground primary distribution lines operating at various voltages from 2,400 to 12,500 volts.
At December 31, 1996, Northern Indiana served approximately 411,500 customers with electricity.

GAS. Northern Indiana Public Service Company. Northern Indiana is a public utility operating company engaged in supplying natural gas and electrical energy to the public. It operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2.2 million. Northern Indiana, at December 31, 1996, served approximately 653,100 customers with gas.

In 1996, all of the gas supplied by Northern Indiana was transported by ANR Pipeline Company (ANR), Crossroads Pipeline Company (Crossroads), Midwestern Gas Transmission Company (Midwestern), Natural Gas Pipeline Company of America (Natural), Panhandle Eastern Pipe Line Company (Panhandle), Tennessee Gas Pipeline Company (Tennessee), and Trunkline Gas Company (Trunkline). Approximately 57% of Northern Indiana's 1996 gas supply was purchased on the spot market, generally on less than 30-day agreements.

The transportation rates of Crossroads, and the transportation and storage rates of ANR, Midwestern, Natural, Panhandle, Tennessee, and Trunkline to Northern Indiana are subject to change in accordance with rate proceedings filed with the Federal Energy Regulatory Commission
(FERC).

Northern Indiana has in operation an underground gas storage field at Royal Center, Indiana, which currently has a storage capacity of 6.75 million Mcf.

In addition, Northern Indiana has several gas storage service agreements which make possible the withdrawal of substantial quantities of gas from other storage facilities. All of the storage agreements have limitations on the daily withdrawal volumes and the timing thereof.

Northern Indiana has a liquefied natural gas plant in LaPorte
County, Indiana, which is designed for peak shaving and has the following capacities: maximum storage of 4,000,000 Mcf; maximum liquefaction rate (gas to liquid), 20,000 Mcf per day; maximum vaporization rate (output to distribution system), 300,000 Mcf per day. Northern Indiana has approximately 13,195 miles of gas mains.

OTHER PROPERTIES. Northern Indiana owns and has a substantial investment in offices and service buildings, salesrooms, garages, repair shops, motor vehicles, construction equipment and tools, and office furniture and equipment, and also leases offices in various localities. It also owns miscellaneous parcels of real estate not now used in utility operations.

Kokomo Gas and Fuel Company. Kokomo Gas is a public utility operating company which provides natural gas and natural gas transportation services to approximately 32,900 customers at December 31, 1996. Kokomo's service territories include all of Howard County, and parts of Carroll, Cass, Clinton, Miami, and Tipton Counties in Indiana. Kokomo's service area has a population in excess of 100,000 people and includes 23 cities, towns, and communities.

Kokomo Gas purchased gas on the spot market from NI-TEX, Inc. and NESI Energy Marketing, L.L.C., subsidiaries of NIPSCO Energy Services, Inc., to satisfy all of its system requirements in 1996.

Kokomo Gas has a liquefied natural gas plant in Howard County which has the following capacities: maximum storage of 400,000 Mcf; maximum liquefication rate (gas to liquid), 2,850 Mcf per day; maximum vaporization rate (output to distribution system), 30,000 Mcf per day. Kokomo Gas also has a gas holder with a storage capacity of 12,000
Mcf.  Kokomo Gas has approximately 738 miles of mains.

Northern Indiana Fuel and Light Company, Inc. NIFL is a public utility operating company which provides natural gas and natural gas transportation services to approximately 32,400 customers at December 31, 1996. NIFL's service territories include all of DeKalb and Steuben, and parts of Allen, LaGrange, and Noble Counties in Indiana. NIFL's service area has a population in excess of 66,700 people and includes 22 cities, towns, and communities.

NIFL purchased gas on the spot market from a number of suppliers including NI-TEX, Inc. and NESI Energy Marketing, L.L.C., subsidiaries of NIPSCO Energy Services, Inc., to satisfy all of its system requirements in 1996. NIFL has approximately 789 miles of gas mains.

Crossroads Pipeline Company.  Crossroads Pipeline Company is a
20-inch crude-oil pipeline that extends from near the Illinois-Indiana state line east 202 miles to Cygnet, Ohio. The Crossroads line was converted from oil to natural gas. In May 1995, Crossroads was approved by the FERC an interstate pipeline.

3. The following information for the year 1996 with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of Kwh of electric energy sold (at retail or wholesale) and Mcf of natural or manufactured gas distributed at retail.

                                         Total Electric     Retail Gas
                                             Sales          Distributed
       Company                               (Kwh)             (Mcf)
    ===============================     ===============    =============
    (S)
    Northern Indiana Public Service
     Company                             16,740,550,775      286,086,863
    Kokomo Gas and Fuel Company                    NONE        8,876,848
    Northern Indiana Fuel and Light
     Company, Inc.                                 NONE       10,855,132
</TABLE)

    (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 NONE.

    (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.


                                        Electric Sales      Gas Sales
       Company                               (Kwh)             (Mcf)
    ===============================     ==============    =============
    Northern Indiana Public Service
     Company                             1,312,705,000        5,345,175
    Kokomo Gas and Fuel Company                   NONE            NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE            NONE


    (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                          Electric
                                          Purchases       Gas Purchases
       Company                              (Kwh)             (Mcf)
   ===============================     ===============    =============

    Northern Indiana Public Service
     Company                             1,219,063,112      113,489,263
    Kokomo Gas and Fuel Company                   NONE         NONE
    Northern Indiana Fuel and Light
     Company, Inc.                                NONE         NONE


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Elm Energy and Recycling (UK) Ltd. ("Elm Energy"), an exempt wholesale generator, is a whole tires-to-energy facility whose registered address is Sparklemore House, Biddings Lane, Bilston, Wolverhampton WV159NN, England. The facility incinerates waste tires, raises steam and generates electricity for export to the grid.

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         Development holds a 95% equity ownership position in Elm
    Energy.

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Industries invested $23,121,000 for Ordinary Shares of Elm Energy indirectly through Development. Industries has provided no guarantees nor is there any debt having recourse to Industries.

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.


      Elm Energy and Recycling (UK) Ltd.              (Dollars in
                  1996                                 thousands)
    =====================================             ============
    Capitalization at December 31, 1996:
    Shareholders' equity                                $  1,336
    Long-term debt                                        46,617
                                                         _______
     Total                                              $ 47,953
                                                         =======

    Net (loss)                                          $(11,734)
                                                         =======

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Pursuant to the Engineering Services Agreement dated June 22, 1994 between Elm Energy and Development, Development has agreed to provide personnel to supervise the engineering operations and planning related to the Whole Tyre Recycling Facility at Wolverhampton. Development is to be paid 250,000 pounds sterling yearly for these services with invoicing quarterly in arrears. During 1996, Development earned $393,511 for these services.